Mary T. Hoeltzel
Vice President &
Chief Accounting Officer
CIGNA Corporation

Routing TL14A 1601 Chestnut St Philadelphia, PA 19192 Telephone 215.761.1170 Facsimile 215.761.5613 Mary.hoeltzel@cigna.com
May 6, 2010

VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE:          CIGNA Corporation
Form 10-K for Period Ended December 31, 2009
Filed February 25, 2010
File No. 001-08323

Dear Mr. Rosenberg:

On behalf of CIGNA Corporation (the Company), the following is the Company’s response to your comment letter of April 1, 2010 relating to the Company’s Form 10-K for the period ended December 31, 2009.  For your convenience, we have repeated the comments set forth in your letter and followed with the Company’s response.

Form 10-K for the period ended December 31, 2009

General

1.
We have not yet reviewed the Part III information that is incorporated by reference into your Form 10-K.  We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

We acknowledge that you have not yet reviewed the Part III information that is incorporated by reference into our Form 10-K and understand that no action on CIGNA's part is requested at this time.

Consolidated Financial Statements

Note 10 – Pension and Other Postretirement Plans, page 126

2.	Please provide disclosures for your foreign pension and other retirement plans separate from your disclosures for your domestic pension and other retirement plans.

In 2009, CIGNA's consolidated pension plan disclosures contained amounts related to foreign pension plans as follows:  benefit obligation, $21 million (0.5% of consolidated total), plan assets, $16 million (0.6% of consolidated total), funded status, $5 million (0.3% of consolidated total), and net periodic expense, $2 million (2.3% of consolidated total, excluding the curtailment gain).  In 2009, CIGNA had one foreign post-retirement plan other than pension with a benefit obligation of less than $100,000.

Based on these numbers, which have been consistent through the years, we have taken the position that the foreign pension plan amounts are immaterial for disclosure purposes.   In determining that disclosure was not required, we followed guidance in the FASB codification under ASC 715-20-50-4, which states that:

“A U.S. reporting entity may combine disclosures about pension plans…outside the United States with those for U.S. plans unless the benefit obligations of the plans outside the United States are significant relative to the total benefit obligation…”

In future filings, to clarify the insignificance of the foreign plans, we will explicitly state that the effect of foreign plans is not material and have included our revised disclosure in Exhibit 1.

Note 11 – Fair Value Measurements
Financial Assets and Financial Liabilities Carried at Fair Value
Level 2 Financial Assets and Financial Liabilities, page 134

3.
Please quantify the Level 2 investments for which the fair value was derived using broker quotes.  Please also disclose how many quotes you obtain for each investment, if you obtain multiple quotes, how you determine the fair value in the event that the quoted values are different, and whether you adjust the broker quotes to derive the fair value.  If you adjust the broker quote to derive the fair value, quantify the amount of the adjustment and explain why you adjusted the fair value.

Fair values for less than 1% of the Company’s investments classified in Level 2 were derived using broker quotes.  These investments are primarily international bonds whose fair values are determined based on the quoted price from the Indonesian Dealer Market Association (IDMA).  The IDMA price for each security represents the average of broker quotes received daily from its members, representing approximately 20 banking institutions.  The Company uses this single, average market price as published and makes no adjustment to the price provided.  The Company believes the price represents the value a market participant would use to determine a current transaction price because it is published daily and based upon multiple independent sources that are active in the relevant market, and therefore, classifies these assets in Level 2.

We will enhance our disclosures to describe the pricing methodology for these instruments and have included our revised disclosures in Exhibit 1.

4.
Please quantify the Level 2 investments that were derived using recent trade information and pricing models.  To the extent that the pricing model requires your judgment in selecting input assumptions or inputs that are corroborated by market data for the term of the instrument, please disclose why it is appropriate to classify these investments as Level 2 versus Level 3 in the fair value hierarchy.  Please also disclose the nature of the adjustments to reflect risk inherent in a particular methodology, model or input used.

With the exception of the assets described in the response to Question 3, the Company’s investments classified in Level 2 were valued using recent trade information and pricing models.  The use of a pricing model requires judgment in selecting the inputs that reflect the assumptions a market participant would use to value the asset or liability.  The Company evaluates the inputs used to measure fair value and classifies those inputs based upon the hierarchy defined by generally accepted accounting principles.

Inputs for investments classified in Level 2 include quoted prices for similar assets in active markets, quoted prices from those willing to trade in markets that are not active, or other inputs that are market observable or can be corroborated by market data for the term of the instrument.  Such other inputs include benchmark yields, reported trades, issuer spreads, liquidity, benchmark securities, bids and offers.  When the Company determines that unobservable inputs (including management judgment based on reference data, industry or economic events, or other non-public information) are significant to the fair value measurement, the instrument is classified in Level 3.

The Company performs ongoing analysis of prices used to value its invested assets to determine that they represent appropriate estimates of fair value.  This process involves quantitative and qualitative analysis including reviews of pricing methodologies, judgments of valuation inputs, the significance of any unobservable inputs, pricing statistics and trends.  The Company also performs sample testing of sales values, each quarter, to confirm the accuracy of prior fair value estimates.  These procedures are overseen by the Company’s investment professionals.

The Company has not adjusted fair values to reflect risk inherent in a particular methodology, model or input used and will eliminate this statement from its disclosures.

We will enhance our disclosures that describe the Company’s process to review the determination of fair values and the classification in the hierarchy.  We have included our revised disclosures in Exhibit 1.

The Company will incorporate these revised disclosures in our Form 10-Q for the quarterly period ended March 31, 2010.

* * * * *

In connection with our responses to the Commission’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings referenced above;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning our responses to your questions and comments, please do not hesitate to contact me, at (215) 761-1170 or by facsimile at (215) 761-5059.

Sincerely yours,

/s/ Mary T. Hoeltzel

Mary T. Hoeltzel

Vice President, Chief Accounting Officer

cc:   Kei Nakada
Gus Rodriguez

Exhibit 1

CIGNA CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 7 ― Fair Value Measurements

The Company carries certain financial instruments at fair value in the financial statements including fixed maturities, equity securities, short-term investments and derivatives.  Other financial instruments are measured at fair value under certain conditions, such as when impaired.

Fair value is defined as the price at which an asset could be exchanged in an orderly transaction between market participants at the balance sheet date.  A liability’s fair value is defined as the amount that would be paid to transfer the liability to a market participant, not the amount that would be paid to settle the liability with the creditor.

Fair values are based on quoted market prices when available.  When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments with comparable terms and credit quality.  In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that the Company believes a hypothetical market participant would use to determine a current transaction price.  These valuation techniques involve some level of estimation and judgment by the Company which becomes significant with increasingly complex instruments or pricing models.

The Company’s financial assets and liabilities carried at fair value have been classified based upon a hierarchy defined by GAAP.  The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset’s or a liability’s classification is based on the lowest level of input that is significant to its measurement.  For example, a financial asset or liability carried at fair value would be classified in Level 3 if unobservable inputs were significant to the instrument’s fair value, even though the measurement may be derived using inputs that are both observable (Levels 1 and 2) and unobservable (Level 3).

The Company performs ongoing analyses of prices used to value the Company’s invested assets to determine that they represent appropriate estimates of fair value.  This process involves quantitative and qualitative analysis including reviews of pricing methodologies, judgments of valuation inputs, the significance of any unobservable inputs, pricing statistics and trends.  The Company also performs sample testing of sales values to confirm the accuracy of prior fair value estimates.  These procedures are overseen by the Company’s investment professionals.

Level 1 Financial Assets

Inputs for instruments classified in Level 1 include unadjusted quoted prices for identical assets in active markets accessible at the measurement date.  Active markets provide pricing data for trades occurring at least weekly and include exchanges and dealer markets.

Assets in Level 1 include actively-traded U.S. government bonds and exchange-listed equity securities.  Given the narrow definition of Level 1 and the Company's investment asset strategy to maximize investment returns, a relatively small portion of the Company’s investment assets are classified in this category.

Level 2 Financial Assets and Financial Liabilities

Inputs for instruments classified in Level 2 include quoted prices for similar assets or liabilities in active markets, quoted prices from those willing to trade in markets that are not active, or other inputs that are market observable or can be corroborated by market data for the term of the instrument.  Such other inputs include market interest rates and volatilities, spreads and yield curves. An instrument is classified in Level 2 if the Company determines that unobservable inputs are insignificant.

Fixed maturities and equity securities.  Approximately 93% of the Company’s investments in fixed maturities and equity securities are classified in Level 2 including most public and private corporate debt and equity securities, federal agency and municipal bonds, non-government mortgage-backed securities and preferred stocks.  Because many fixed maturities and preferred stocks do not trade daily, fair values are often derived using recent trades of securities with similar features and characteristics.  When recent trades are not available, pricing models are used to determine these prices.  These models calculate fair values by discounting future cash flows at estimated market interest rates.  Such market rates are derived by calculating the appropriate spreads over comparable U.S. Treasury securities, based on the credit quality, industry and structure of the asset.  Typical inputs and assumptions to pricing models include, but are not limited to, a combination of benchmark yields, reported trades, issuer spreads, liquidity, benchmark securities, bids, offers, reference data, and industry and economic events.  For mortgage-backed securities, inputs and assumptions may also include characteristics of the issuer, collateral attributes, prepayment speeds and credit rating.

Nearly all of these instruments are valued using recent trades or pricing models.  Less than 1% of the investments classified in Level 2 represent foreign bonds that are valued, consistent with local market practice, using a single unadjusted market-observable input derived by averaging multiple broker-dealer quotes.

Short-term investments are carried at fair value, which approximates cost. On a regular basis the Company compares market prices for these securities to recorded amounts to validate that current carrying amounts approximate exit prices. The short-term nature of the investments and corroboration of the reported amounts over the holding period support their classification in Level 2.

Other derivatives classified in Level 2 represent over-the-counter instruments such as interest rate and foreign currency swap contracts.  Fair values for these instruments are determined using market observable inputs including forward currency and interest rate curves and widely published market observable indices.  Credit risk related to the counterparty and the Company is considered when estimating the fair values of these derivatives.  However, the Company is largely protected by collateral arrangements with counterparties, and determined that no adjustment for credit risk was required as of March 31, 2010 or December 31, 2009.  The nature and use of these other derivatives are described in Note 9.

Level 3 Financial Assets and Financial Liabilities

Certain inputs for instruments classified in Level 3 are unobservable (supported by little or no market activity) and significant to their resulting fair value measurement.  Unobservable inputs reflect the Company’s best estimate of what hypothetical market participants would use to determine a transaction price for the asset or liability at the reporting date.

The Company classifies certain newly issued, privately placed, complex or illiquid securities, as well as assets and liabilities relating to GMIB in Level 3.

Note 12 — Pension and Other Postretirement Benefit Plans

The Company and certain of its subsidiaries provide pension, health care and life insurance defined benefits to eligible retired employees, spouses and other eligible dependents through various domestic and foreign plans.  The effect of its foreign pension and other postretirement benefit plans is immaterial to the Company’s results of operations, liquidity and financial position.   Effective July 1, 2009, the Company froze its primary domestic defined benefit pension plans.